*AB
3/19

[redacted]

14048693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 4 2014 Washington DC

SEC FILE NUMBER
8-35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOGOTRADE, INC. Wang investment Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway, Suite 711
(No. and Street)

New York	New York	10279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis W. Maloney 212 425 9264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name – *if individual, state last, first, middle name*)

250 W 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Dennis W. Maloney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of wang Investment Associates, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dennis W. Maloney
Signature

President
Title

State of NY, County of NY
Sworn to me this 24 FEB 2014

Notary Public

LOVELYN SARMIENTO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01SA6183597
MY COMMISSION EXPIRES 03/17/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WANG INVESTMENT ASSOCIATES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

WANG INVESTMENT ASSOCIATES, INC
DECEMBER 31, 2013

TABLE OF CONTENTS

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Wang Investment Associates, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Wang Investment Associates, Inc. (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wang Investment Associates, Inc. as of December 31, 2013. The financial statement does not include a statement of operations, changes in stockholder's equity and cash flows for the year then ended and this is a departure from U.S. generally accepted accounting principles.

YB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 27, 2014

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets		
Cash and cash equivalents	$	95,089
Receivable from clearing broker		858,881
Furniture and equipment, net		67,917
Prepaid expenses		51,250
Other receivable		36,265
Other assets		10,491
Total Assets	$	1,119,893

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	321,750
Other loan		30,000
Total liabilities		351,750
Commitments and contingencies		
Stockholder's Equity:		
Preferred stock: Series A – no par value		
4,000 shares authorized		
No shares outstanding		
Common stock – no par value		
1,000 shares authorized		
100 shares issued and outstanding		983,730
Accumulated (deficit)		(215,587)
Total Stockholder's Equity		768,143
Total liabilities and stockholder's equity	$	1,119,893

See notes to financial statement

WANG INVESTMENT ASSOCIATES, INC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Wang Investment Associates, Inc. (Company) was formed March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

On December 16, 2010, Wang Investment Associates, Inc. was incorporated under Section 102 of the Delaware General Corporation Law. On December 21, 2010, Wang Investment Associates, Inc. of South Carolina was merged with Wang Investment Associates, Inc. of Delaware. Upon completion of the merger, the South Carolina Corporation ceased. The Delaware Corporation as the surviving corporation acquired all of the rights, property, and liabilities of the South Carolina Corporation pursuant to Delaware and South Carolina law.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Southwest Securities Inc. (SSI) and Apex Clearing Corporation (APEX), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by SSI and APEX.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company's financial statements are prepared using the accrual method of accounting.

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from clearing broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Southwest Securities Inc. and Apex Clearing Corporation, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Furniture and equipment

Depreciation on property and equipment is provided using accelerated methods over their estimated useful lives of 5 to 7 years. The difference between book and tax depreciation for the year ending December 31, 2013 was immaterial.

Use of estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2013, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash equivalents

The Company considers all money market accounts and all highly liquid instruments with original maturities of three months or less to be cash equivalents.

3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts in a commercial bank. The accounts are non-interest bearing and are insured by the FDIC, up to $250,000. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

4. OPERATING LEASE

In April 2012, the Company subleased its office facility at 1 McBride & Son Center Dr. #288, Chesterfield MO 63005, operating lease expiring on January 31, 2015. The Company's monthly rent was $6,582 from January 1, 2013 through December 31, 2013. The Company has entered into a first amendment to pay to Landlord an additional rent of $2,000 per month for placing "Sogotrade" signs on the outside of the building from January 1, 2013 through December 31, 2013..

In September 2012, the Company leased its office facility at 233 Broadway, 7th floor, New York, NY, operating lease expiring on October 30, 2015. The Company's monthly rent, including electricity, is $5,000 in January 2013, and $6,000 from February 1, 2013 through December 31, 2013.

In October 2012, the Company leased its office facility at 17800 Castleton Street, Suite 238, City of Industry, CA, operating lease expiring on November 30, 2014. The Company's monthly rent is $1,355 from January 1, 2013 through December 31, 2013.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $607,573 which was $584,123 in excess of its required net capital of $23,450. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.